UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Contained in This Report:   Interim Consolidated Financial Statements for the six months ended     June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 12,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

QUEENSTAKE RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at August 10, 2004 unless otherwise indicated, and it should be read in conjunction with the unaudited consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at June 30, 2004 and the notes thereto.  Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  Accordingly, all dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company’s principal asset and only current source of revenue is its100% owned Jerritt Canyon gold mine, 50 miles north of Elko, Nevada. The Jerritt Canyon Mine comprises four underground mines and  a 1.5 million ton per year capacity ore processing plant.  Jerritt Canyon also includes a prospective exploration project, comprising of approximately 100 square miles of land position surrounding the Mine, together with a geological data base compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.  Consequently, comparisons of production and operating results to periods prior to June 30, 2003 are not meaningful.

RESULTS OF OPERATIONS

Gold production

The Company began commercial scale gold production from the Jerritt Canyon Mine, its only producing gold mine, on June 30, 2003.  Gold production during the three-month period ended June 30, 2004 was 61,247 ounces, while gold production in 2004 year-to-date was 109,879 ounces.  Key quarterly production statistics are illustrated in Table 1 below.

Table 1 – Jerritt Canyon Production Statistics

		Three months ended

		March 31,	December 31,	September 30,
	June 30, 2004	2004	2003	2003

Gold ounces produced	61,247	48,632	68,411	81,590
Gold ounces sold	63,983	45,735	72,932	73,891

Average sales price per ounce	$395	$406	$391	$365
Cash operating costs per ounce[1]	$337	$388	$298	$247

Ore tons mined	284,737	242,498	248,036	296,305
Tons processed	323,782	291,832	369,465	397,663
Grade processed (opt)	0.208	0.209	0.212	0.229
Process recovery	91.0%	79.7%	87.3%	90.0%

1 The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5 below.

QUEENSTAKE RESOURCES LTD.

Gold production during the three-month period ended June 30, 2004 increased 26% over the previous quarter.  Although the upward trend in gold production is positive and is expected to continue, production for the period was approximately 11% below expectations.  Weather conditions in April continued to affect production adversely, while some difficulties were experienced in mining dilution and in maintaining mine development sequencing.  These issues were substantially resolved by June and there are now substantial blocks of ore in both the SSX and Smith mines developed for production.  Recently achieved production levels are expected to be maintained or increased, leading to increased production levels in both the third and fourth quarters.  Production for the year is expected to total approximately 270,000 to 280,000 ounces.

Gold production during the three-month periods ended March 31, 2004, and December 31, 2003 were both negatively affected by weather.  Through January and February 2004, unusually wet and heavy snowfall throughout the region interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.  Process recoveries were also affected by characteristics of some of the ores milled, a transient situation, and by variations in mill feed rates.  In December 2003, the unusually early and severe onset of winter conditions resulted in extraordinarily heavy snowfall.

Although total operating costs, which included annual mill maintenance costs in May, were substantially as expected during both the three month and six month periods ended June 30, 2004, higher than expected cash operating costs per ounce reflect the lower than expected gold production.  Cash operating costs are expected to average $240 to $250 per ounce for the remaining six months of the year and less than $300 per ounce for the full year.

Statements of loss

The Company reported a net loss of $5.6 million ($0.02 per share) and $12.2 million ($0.03 per share) for the three and six-month periods ended June 30, 2004, respectively. The principal components of these losses are: loss from operations of $4.1 million and interest expense of $1.3 million during the three-months ended June 30, 2004; and a loss from operations of $8.7 million and interest expense of $3.9 million during the six-months ended June 30, 2004.

Loss from operations is illustrated in the Table 2 below.

Table 2

	Three months ended		Six months ended

(In millions of U.S. Dollars)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Gold sales	$24.7	$-	$42.7	$-

Costs and expenses
Operating costs	21.9	-	39.8	-
Depreciation, depletion and amortization	4.9	-	8.5	-
Exploration	1.3	-	1.8	-
General and administrative	0.7	0.5	1.3	1.1

	28.8	0.5	51.4	1.1

Loss from operations	$(4.1)	$(0.5)	$(8.7)	$(1.1)

During the three and six-month periods ended June 30, 2004, revenues were generated from the sale of 63,983 and 109,718 ounces of gold, respectively.  Operating costs and depreciation, depletion and amortization costs are substantially all associated with the Jerritt Canyon Mine.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5 on page 5 below.  Exploration expense for the three and six-month periods ended June 30, 2004 was incurred for target generation and

QUEENSTAKE RESOURCES LTD.

follow-up within the Jerritt Canyon District.  General and administrative costs are associated with the Company’s executive offices; the increase in costs incurred during the three-months ended June 30, 2004 compared to the same period in 2003 results from the evolution of the Company into a mid-tier gold producer.

The principal remaining components of the Company’s net loss are illustrated in Table 3 below.

Table 3

	Three months ended		Six months ended
(In millions of U.S. Dollars)
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Other income, net of other expense	$-	$-	$(0.7)	$(0.2)
Stock-based compensation	-	-	0.1	-
Interest expense	1.3	-	3.9	-
Foreign exchange (gain) loss	0.1	(0.1)	0.1	(0.2)

	$1.4	$(0.1)	$3.4	$(0.4)

Other income, net of other expense includes a one-time gain of $0.6 million during the first three months of 2004 resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico. This group of assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003.  On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.  Fair value of the consideration received in the sale of the assets to be disposed of by sale has been estimated at $8.7 million.

Interest expense for the three and six-month periods ended June 30, 2004 results principally from the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan bears interest at an interest rate determined by the stated U.S. prime rate plus 7% resulting in a current effective interest rate of approximately 11.25%.  Interest expense during the three and six-month periods includes a $1.2 million and $3.5 million, respectively, non-cash component comprised principally of amortization of costs incurred in arranging the term loan.

The trend in quarterly revenues and net loss is illustrated in Table 4 below.

Table 4 - Summary of Quarterly Results

				Three months ended
(In millions of U.S. Dollars, except per share data)	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03	Jun-30-03	Mar-31-03	Dec-31-02	Sep-30-02
Total revenues	$24.7	$18.0	$28.1	$26.8	$ -	$ -	$ -	$ -
Net loss	(5.6)	(6.6)	(1.2)	(5.1)	(1.2)	(0.3)	(0.2)	(0.3)
Net loss per share - basic and diluted	(0.02)	(0.02)	(0.00)	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.  The Company sells its gold production at the spot price and has no forward sales commitments.

At June 30, 2004, the Company had 153,438 gold put options, each with a strike price of $330 per ounce and subject to a maximum settlement value of $40 per ounce.  The put options were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly through June, 2005 with a total of 97,626 puts expiring through the remaining six months of 2004 and 55,812 puts

QUEENSTAKE RESOURCES LTD.

expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to gold sales revenue when the puts expire or are exercised, and totaled $0.6 and $1.2 million during the three and six-months ended June 30, 2004, respectively.

The trend in the net loss through the four most recent fiscal quarters correlates with the trend in gold production and the associated changes in the cash operating costs per ounce of production.  The net loss during the three-month period ended September 30, 2003 includes a one-time $6.2 million write-down of the Company’s investment in the Magistral Joint Venture which owned and operated the Magistral mine.

Development and exploration

At the Jerritt Canyon Mine, development of two new reserve areas and their associated resources is on schedule for an increase in total mined tonnage during the first part of 2005 to be achieved.  The new Steer mine portal was collared in April 2004 and development advances currently total some 1200 feet from the portal. Definition and exploration drilling has begun.  At Mahala, the access drift from the Smith Mine has now advanced more than half way to the reserve and it is expected that by early September, drilling of the Mahala resource and reserve can commence.  Results of drilling in these two areas will be included in a new reserve estimate at the end of this year.

The Company’s 2004 exploration programs are budgeted at $8 million.  Of this, approximately $4.5 million is budgeted for district-scale exploration, and will be expensed for accounting purposes; $1.8 million of this amount has already been expensed. The remaining $3.5 million is budgeted for reserve expansion and will be capitalized.  Both programs are progressing well with ten surface drill rigs in operation and six underground drills.  The Starvation Canyon area, which earlier this year yielded encouraging drill intersections, is a primary focus of exploration activity, but numerous other areas are being drill tested as well.  Considerable delays are being experienced in obtaining assay results from commercial laboratories.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. If the price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

QUEENSTAKE RESOURCES LTD.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 below provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

	Three months ended	Six months ended
(In millions of U.S. Dollars)	June 30, 2004	June 30, 2004

Operating costs per Consolidated Statements of Loss	$21.9	$39.8
Less: Royalty expense and production taxes included above	(0.2)	(0.4)
Effects of inventory adjustments	(0.1)	0.1

Cash operating costs associated with ounces sold	$21.6	$39.5

Ounces sold	63,983	109,718

Cash operating costs per ounce	$337	$360

SELECTED ANNUAL INFORMATION

As a result of the acquisition of the Jerritt Canyon Mine on June 30, 2003, the Company began to report revenues from gold production in 2003, and significantly increased its assets and long-term financial liabilities.

Table 6 – Selected Annual Information

(In millions of U.S. Dollars, except per share data)	2003	2002	2001

Total revenues	$54.9	$-	$-
Net loss	(7.8)	(1.1)	(3.8)
Net loss per share - basic and diluted	(0.04)	(0.02)	(0.08)
Total assets	97.9	4.6	3.8
Total long-term financial liabilities	32.3	-	0.5
Cash dividends declared	-	-	-

The principal components of the 2003 increase in assets are Jerritt Canyon property, plant and equipment with a December 31, 2003 carrying value of $49.8 million, Jerritt Canyon inventories and prepaid expenses of $9.9 million, and $25.8 million of restricted cash held in an interest-bearing commutation account, which is reserved exclusively to pay the Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

QUEENSTAKE RESOURCES LTD.

The principal component of the 2003 increase in long-term liabilities is the currently existing Jerritt Canyon reclamation and mine closure liabilities of $25.8 million.  The Company has already deposited the cash, by means of the commutation account described above, to pay for these liabilities.

LIQUIDITY AND CAPITAL RESOURCES

On July 20, 2004, the Company entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 34,254,000 special warrants of the Company on an underwritten private placement basis, at a price of Cdn $0.50 per special warrant for aggregate gross proceeds of approximately $12.9 million (Cdn $17.1 million). The private placement closed on August 10, 2004.  Each special warrant entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant will be exercisable to acquire an additional common share at a price of Cdn $0.65 for a period of 18 months.  In the event that the Company fails to obtain receipts for a final prospectus qualifying the exercise of the special warrants within 60 days of the closing date a penalty provision will apply and each special warrant will entitle the holder to acquire 1.05 common shares and 0.525 common share purchase warrants.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company has issued to the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant with warrants having the same terms as described above.

On August 10, 2004, the Company reached an agreement with the vendors of the Jerritt Canyon Mine to settle all material obligations connected with the Company’s acquisition in June 2003 of the Jerritt Canyon Project.  From the proceeds of the private placement, the Company will pay approximately $5.6 million to settle deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle a net smelter royalty capped at $4.0 million; and approximately $0.7 million to settle a note payable associated with the Oxygen plant acquired with the Jerritt Canyon facilities.

On July 28, 2004, the Company reached an agreement with NPG whereby the payment of the $3 million note due to be paid to the Company on August 2, 2004 (see discussion under Statements of Loss above) was rescheduled, with $0.5 million paid on July 29, 2004 and the remaining $2.5 million to be paid on September 1, 2004.

The July 31, 2004 balance of the Jerritt Canyon acquisition term loan is $0.6 million, down from $10.0 million at December 31, 2003.  The entire $4.0 million cash consideration received from NPG on the completion of the sale of Pangea Resources Inc. (see discussion under Statements of Loss above) together with the $0.5 million paid on July 29, 2004, as discussed above, were used to reduce the term loan, as required by the loan terms.  In addition, the Company made scheduled payments of $2.5 million each on March 31, 2004 and June 30, 2004.   The term loan will be repaid shortly from proceeds of the private placement completed on August 12, 2004 as required by the loan terms.

The Company has elected not to proceed with the previously disclosed $10 million debt financing which was under negotiation with Standard Bank London Limited.  The purpose of this loan was, among other things, to refinance the Company’s $6.0 million term loan balance at the time negotiations started in March

QUEENSTAKE RESOURCES LTD.

2004.  Since that time, the Company has substantially repaid this term loan.  The Company may seek debt financing in the future.

Cash which may be realized from the sale of NPG shares (see discussion under Statements of loss above) and payment of the $2.5 million balance of the NPG note will be added to working capital.

The Company currently has 16.9 million in-the-money share purchase warrants outstanding, which, if exercised would provide the Company with an additional $3.1 million in cash.  However, there can be no assurance these warrants will be exercised.

For the three-months ended June 30, 2004, operating activities provided cash of $3.4 million; during the six-months ended June 30, 2004, operating activities provided cash of $2.5 million.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized (Table 1).  Gold production through the remaining six months of the year is expected to be higher than the production levels achieved during the first six-months of 2004, consequently the Company believes that cash from operating activities will also increase.  Operating activities used cash of $0.9 million during the three months ended March 31, 2004; this cash usage was primarily the result of relatively lower gold production.

The Company invested $3.8 and $7.0 million in the Jerritt Canyon Mine during the three and six-month periods ended June 30 2004, respectively, principally in underground mine development and reserve expansion programs.  The Company anticipates investing approximately an additional $10.0 million in mine development, new mining equipment and in capitalized reserve expansion programs referred to under “Development and exploration” above.  The Company anticipates funding these programs with cash generated from operating activities.

At June 30, 2004, the Company’s balance sheet shows negative working capital of $1.9 million, including $2.1 million in cash.  This deficit was eliminated on August 10, 2004, when the Company completed the private placement discussed above.

The Company’s material contractual obligations at June 30, 2004 are illustrated in Table 7 below.

Table 7 – Material Contractual Obligations

		Payments due by period

		Less than 1year			After 5 years
(In millions of U.S. Dollars)	Total		1 - 3 years	4 - 5 years

Long term debt[1]	$1.1	$1.1	$-	$ -	$-
Notes payable	2.3	2.0	0.3	-	-
Capital lease obligations	0.9	0.6	0.3	-	-
Deferred production payments[2]	5.0	3.2	1.8	-	-
Put premiums payable	2.2	2.2	-	-	-
Purchase obligations	1.0	0.4	0.6	-	-

Total Material Contractual Obligations	$12.5	$9.5	$3.0	$ -	$-

Proceeds from the August 10, 2004 private placement will be used to payout the Long term debt, reduce Notes payable by $0.7 million and to settle the Deferred production payments.

QUEENSTAKE RESOURCES LTD.

OFF-BALANCE SHEET ARRANGEMENTS

A net smelter return royalty on the Jerritt Canyon mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is payable to the vendors of the Jerritt Canyon mine commencing on the earlier of the repayment of the term loan or June 30, 2005.  The term loan is scheduled to be repaid on or about August 10, 2004. The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.  In connection with the private placement completed on August 10, 2004, the Company will settle the $4.0 million capped net smelter royalty for approximately $3.5 million, as discussed above.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and mine reclamation and closure costs.  The Company introduced these critical estimates in its September 30, 2003 interim financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated 24 July 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs; related non-cash consideration was valued at fair value.  The Company’s policy is to capitalize mine development and exploration costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004, as amended by an amended technical report filed on SEDAR on August 5, 2004.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company would be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which would reduce the Company’s earnings and net assets.

QUEENSTAKE RESOURCES LTD.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation standards.  The estimate of the fair value of these costs has been based on the amount of cash exchanged in an arm’s-length transaction in which these obligations have been effectively funded.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by American Insurance Group Environmental (“AIG”) at $25.8 million as at June 30, 2003. This amount has been fully funded by the Company by means of a commutation account established with AIG. The cash plus interest earned in the commutation account will be used only to pay for the Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has recorded prior period adjustments of $0.3 million and $0.1 million for 2003 and 2002 respectively.  In addition, the Company has reported an $84,000 charge to earnings for the six-month period ended June 30, 2004, reflecting the cost related to the vesting during the period of options issued in 2003.  The effect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  Currently, the Company’s principal source of equity capital is Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to hedge exchange rates.

The Company does not use gold forward sales contracts to fix future gold prices realized.  In July 2003, as required by the Company’s term loan lender, the Company purchased 394,591 gold put options, each with a strike price of $330 per ounce and a maximum settlement amount of $40 per ounce, to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005.  At June 30, 2004, 153,438 put options remained outstanding. The cost of the put options has been deferred and is reflected as a reduction to revenue in conjunction with the number of options expiring each month.  The book value of the put options as recorded at June 30, 2004 is $2.2 million; the market value of the outstanding options is approximately $0.1 million. Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP.

Marketable securities, consisting of 2,000,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.  Cost has been determined as the value of the stock on the date on which it was issued to the Company.  At June 30, 2004 the Company had an unrealized, unrecognized gain on these shares of approximately $0.1 million.  Under Canadian GAAP, unrealized gains are not recognized whereas unrealized losses of a permanent nature are recognized.

QUEENSTAKE RESOURCES LTD.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Outstanding share data are illustrated in Table 8 below.

Table 8

	As of June 30,	Changes in	Changes in	As of August 10,
	2004	July 2004	August 2004	2004

	(000's)	(000's)	(000's)	(000's)
Common shares issued and outstanding	369,402	-	34,504	403,906
Common shares issuable upon exercise of warrants	18,907	-	16,877	35,784
Common shares issuable upon exercise of stock options	6,573	2,125	-	8,698

Common shares fully diluted	394,882	2,125	51,381	448,388

In addition, pursuant to the August 10, 2004 private placement, the Company has issued to the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 Special Warrants pursuant to the offering at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant with the same terms as above.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statement - This document contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake's future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2004	December 31, 2003

ASSETS	Unaudited	Restated - Note 2a
Current assets
Cash and cash equivalents	$2,072	$9,536
Trade and other receivables	247	209
Inventories - Note 3	5,938	4,858
Marketable securities - Note 5	1,442	-
Note receivable - Note 5	3,000	-
Prepaid expenses	4,548	4,097
Deferred financing costs - Note 4	355	3,345
Assets to be disposed of by sale - Note 5	-	8,074

Total current assets	17,602	30,119

Restricted cash - Note 6	26,222	26,338
Property, plant and equipment, net - Note 7	37,972	40,541
Other	35	946

Total assets	$81,831	$97,944

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10,389	$6,878
Term loan - Note 8	1,055	9,952
Other current liabilities	8,051	4,057

Total current liabilities	19,495	20,887

Other long-term obligations	2,414	6,498
Reclamation and mine closure	25,654	25,771

Total liabilities	47,563	53,156

Shareholders' equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 369,402,571 (2003 - 360,312,493) - Note 9a	86,853	84,817
Contributed surplus	152	152
Convertible securities	49	483
Stock option compensation - Notes 9b	483	399
Deficit	(53,269)	(41,063)

Total shareholders' equity	34,268	44,788

Total liabilities and shareholders' equity	$81,831	$97,944

The accompanying notes form an integral part of these consolidated financial statements

Approved on behalf of the Board:
/s/ Robert Zerga	/s/ Christopher Davie
Director	Director

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS
Unaudited
	For the Three Months Ended		For the Six Months Ended
	June 30		June 30
(In Thousands of U.S. Dollars, except per share amounts)	2004	2003	2004	2003

Gold sales	$24,708	$-	$42,666	$-

Costs and expenses
Operating	21,928	-	39,775	-
Depreciation, depletion and amortization	4,871	1	8,500	2
Exploration	1,305	-	1,792	-
General and administrative	753	552	1,348	1,132

	28,857	553	51,415	1,134

Loss from operations	(4,149)	(553)	(8,749)	(1,134)

Other income, net of other expense	(12)	-	(709)	(222)
Stock-based compensation - Note 9b	42	-	84	-
Interest expense - Note 10	1,355	-	3,950	-
Foreign exchange (gain) loss	66	(94)	132	(150)
Non-controlling interest	-	(21)	-	(25)
	1,451	(115)	3,457	(397)

Net loss	$(5,600)	$(438)	$(12,206)	$(737)

Net loss per share - basic and diluted	($0.02)	($0.01)	($0.03)	($0.01)

Weighted average number of shares outstanding (000's) - basic	368,848	75,798	366,738	75,798

CONSOLIDATED STATEMENTS OF DEFICIT
Unaudited
	For the Three Months Ended		For the Six Months Ended
	June 30		June 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003

	Restated -	Restated -	Restated -	Restated -
	Note 2a	Note 2a	Note 2a	Note 2a
Deficit, beginning of period - as previously reported	$(47,669)	$(33,220)	$(40,623)	$(32,828)
Restatement for stock-based compensation - Note 2a	-	-	(440)	(93)

Deficit, beginning of period - as restated	(47,669)	(33,220)	(41,063)	(32,921)
Net loss	(5,600)	(438)	(12,206)	(737)

Deficit, end of period	$(53,269)	$(33,658)	$(53,269)	$(33,658)

The accompanying notes form an integral part of these consolidated financial statements

QUEENSTAKE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
	For the Three Months Ended		For the Six Months Ended
	June 30		June 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss	$(5,600)	$(438)	$(12,206)	$(737)
Non-cash items:
Depreciation, depletion and amortization	4,871	1	8,500	2
Gain on disposal of assets to be disposed of by sale - Note 5	-	-	(661)	-
Stock-based compensation	42	-	84	-
Interest paid in shares	-	(24)	-	(24)
Interest accretion and deferred financing costs - Note 10	1,207	-	3,534	-
Foreign exchange (gain) loss	66	(94)	132	(150)
Non-controlling interest	-	4	-	-

	586	(551)	(617)	(909)
Changes in non-cash working capital:
Inventories	1,029	-	(833)	-
Accounts receivable and prepaid accounts	525	(405)	598	(578)
Accounts payable and accruals	1,273	229	3,341	248

Cash provided by (used in) operating activities	3,413	(727)	2,489	(1,239)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(3,823)	(333)	(6,999)	(337)
Insurance premium tax reimbursement	1,031	-	1,031	-
Proceeds from sale of assets to be disposed of by sale	-	-	4,252	-
Cash provided by (used in) investing activities	(2,792)	(333)	(1,716)	(337)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 9a	274	741	1,601	1,649
Term loan - Note 8	(2,500)	-	(8,897)	-
Notes payable expenditures	(428)	-	(941)	-

Cash provided by (used in) financing activities	(2,654)	741	(8,237)	1,649

Net increase (decrease) in cash and cash equivalents	(2,033)	(319)	(7,464)	73
Cash and cash equivalents, beginning of period	4,105	112	9,536	112

Cash and cash equivalents, end of period	$2,072	$(207)	$2,072	$185

Supplemental cash flow information - Note 11

The accompanying notes form an integral part of these consolidated financial statements

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.    General

These unaudited interim financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003, except for the treatment of stock-based compensation (Notes 2 and 9).  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Operating results for the period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.  These unaudited interim financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2003.

2.    Significant accounting policy changes and basis of presentation

a)   Stock-based compensation plans

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003.  See also Note 9b and 9c.

b)   Basis of consolidation

These unaudited interim financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company”).  All material intercompany transactions and balances have been eliminated.  The Company’s active subsidiaries and percentage of ownership at June 30, 2004 are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

  Castle Exploration Inc. (Colorado) – 100%

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea Resources Inc. in an arm’s length transaction (Note 5).

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.  The comparative financial statements from prior periods have been restated to reflect this change.

QUEENSTAKE RESOURCES LTD.

3.    Inventories

	June 30, 2004	December 31, 2003

Finished goods	$1,075	$875
Stockpiled ore	1,321	970
Work-in-process	746	116
Materials and supplies	2,796	2,897

	$5,938	$4,858

All inventories are associated with the Jerritt Canyon Mine.

4.    Deferred financing costs

	June 30, 2004	December 31, 2003

Balance at the beginning of the period	$3,345		$6,689
Amortization	(2,990)		(3,344)

	$355		$3,345

		.

Direct costs incurred in arranging the Jerritt Canyon term loan have been deferred and are amortized in conjunction with the repayment of the term loan.

5.    Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets (see Note 13).

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$ 4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal	$661
1  The NPG shares have been classified as available for sale and are subject to foreign exchange monetary valuation. As of June 30, 2004 the estimated fair value of these shares is $1,442,000 resulting in an unrealized foreign exchange loss of $41,000.

The $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan (Note 8), as required by the loan terms.  Cash which may be realized from the sale of the

QUEENSTAKE RESOURCES LTD.

2,000,000 common shares of NPG and the $3.0 million note issued by NPG will be used to further reduce the term loan, or if the loan has been repaid, to support exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon Mine.  Accordingly, the Company believes that this disposition will have no material adverse effect on the Company’s future operating results.

6.    Restricted cash

	June 30, 2004	December 31, 2003

Commutation Account	$25,771		$25,767
Interest earned	123		131
Reclamation costs paid by Company	(239)		(127)

	25,655		25,771
Workman's compensation self-insurance	510		510
Other restricted cash	57		57

	$26,222		$26,338

		.

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal are reserved exclusively to pay the Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

The Company has assigned to the Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million.

QUEENSTAKE RESOURCES LTD.

7.    Property, plant and equipment, net

	June 30, 2004				December 31, 2003

		Accumulated			Accumulated
		depreciation &			depreciation &
	Cost	amortization	Net	Cost	amortization	Net
Mineral properties and deferred costs
Jerritt Canyon (Nevada)	$33,426	$(11,588)	$21,837	$27,976	$(5,912)	$22,064

Environmental risk transfer program (Nevada)	5,861	(2,510)	3,351	6,892	(1,617)	5,275

Plant and equipment
Jerritt Canyon (Nevada)	16,434	(3,678)	12,756	14,885	(1,708)	13,177

Subtotal Jerritt Canyon[1]	55,721	(17,776)	37,944	49,753	(9,237)	40,516

Office equipment, U.S.A.	44	(16)	28	36	(11)	25
	$55,765	$(17,793)	$37,972	$49,789	$(9,248)	$40,541

[1] Jerritt Canyon cost basis

	Original cost	2003 additions	2004 additions	2004 recovery	Cost basis

Mineral properties and deferred costs	$22,888	$5,088	$5,450	$-	$33,426
Environmental risk transfer program	6,892	-	-	(1,031)2	5,861
Plant and equipment	14,100	785	1,549	-	16,434

	$43,880	$5,873	$6,999	$(1,031)	$55,721

2 The Nevada Department of Business and Industry, Division of Insurance, reimbursement for the overpayment of insurance premium taxes.

8.    Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon Mine.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11.25%.  The repayment term is two years, expiring June 30, 2005.  Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly “cash sweep” repayments equal to 85% of the cash on hand exceeding $3.5 million.  Prepayments can be made, without penalty, at any time.  The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature.

At December 31, 2003, the term loan balance was $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.  On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 5), was applied to the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the Company paid scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004, the Company paid $0.5 million reducing the term loan to an approximate balance of $0.6 million (see Note 13).

9.    Share Capital

a)  Common shares

During the six months ended June 30, 2004, changes in share capital were as follows:

QUEENSTAKE RESOURCES LTD.

	Shares (000's)	$000's

		Restated - Note 2a
Balance, December 31, 2003	360,312	$84,817
Issued for cash on exercise of warrants	8,940	1,585
Issued for cash on exercise of incentive stock options	150	17
Fair value of brokers' warrants and incentive stock options exercised	-	434

Balance, June 30, 2004	369,402	$86,853

b)  Stock-based compensation

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”) (Note 2a).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation recorded in the accounts for the six months ended June 30, 2004, is related to the vesting, in 2004, of stock options issued to employees in 2003.

c)  Restatement

Prior period adjustments for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2a), are based on the pro-forma disclosures of stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

d) Warrants outstanding

For the six months ended June 30, 2004, share purchase warrants exercised and outstanding were:

Number
Outstanding		Number
December 31,	Number	Outstanding June
2003	Exercised in 2004	30, 2004	Exercise price	Expiry
(000's)	(000's)		Cdn	$
195	195	-	$0.30	-
221	221	-	0.30	-
26	26	-	0.26	-
156	156	-	0.22	-
2,375	2,375	-	0.22	-
823	823	-	0.22	-
1,055	499	556	0.22	-
20,496	3,533	15,851	0.25	06/25/05
2,000	-	2,000	1.00	12/15/05
500	-	500	0.32	09/26/07
27,847	7,828	18,907

QUEENSTAKE RESOURCES LTD.
		June 30, 2004	June 30, 2003

	Amortization of deferred financing costs, related to the term loan	$2,990	$ -
	Amortization of deferred financing costs, related to the put options financed	91	-
	Accretion of production payment owing to the Jerritt Canyon sellers	267
	Other financing costs	186	-

	Non-cash interest expense	3,534	-
	Term loan	308	-
	Oxygen plant note	56	-
	Capital leases	48	-
	Other	4	-

		$3,950	$ -

11.	Supplemental cash flow disclosure

		June 30, 2004	June 30, 2003

	Non-cash investing activities
	Consideration received in the sale of assets to be disposed of by sale (note 5)	$4,483	$-

	Operating activities include interest paid in cash	416	-

12.   Segmented information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

13.   Subsequent Events

On July 20, 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant resulting in aggregate proceeds of US $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant will be exercisable at a price of Cdn $0.65 for a period of 18 months.  In the event that the Company fails to obtain receipts for a final prospectus within 60 days of the closing date of the placement, each special warrant will entitle the holder to acquire 1.05 common shares and 0.525 common share purchase warrants.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company has issued to the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms described above.

On July 28, 2004, the Company reached an agreement with Nevada Pacific Gold Ltd. to reschedule the payment of $3 million due to be paid to the Company on August 2, 2004.   An initial payment of $0.5 million was received on July 29, 2004, with the balance of the note to be paid on September 1, 2004.  On July 29, 2004, the Company used the proceeds of $0.5

QUEENSTAKE RESOURCES LTD.

million from the initial payment to reduce the term loan balance from approximately $1.1 million at June 30, 2003 to an approximate balance of $0.6 million.

On August 10, 2004, the Company reached an agreement with the vendors of the Jerritt Canyon Mine to settle all material obligations connected with the Company’s acquisition in June 2003 of the Jerritt Canyon Project.  From the proceeds of the private placement, the Company will pay approximately $5.6 million to settle deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle a net smelter royalty capped at $4.0 million; and approximately $0.7 million to settle a note payable associated with the Oxygen plant acquired with the Jerritt Canyon facilities.

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Christopher Davie, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

/s/ Christopher Davie

Chief Executive Officer

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John F. Engele, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

/s/ John F. Engele

Chief Financial Officer